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February 3, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	James Lopez, Legal Branch Chief
Christopher Dunham, Staff Attorney
Howard Efron, Staff Accountant
Isaac Esquivel, Staff Accountant

Re:	Brookfield Business Corporation Brookfield Business Partners L.P. Amendment No. 3 to Registration Statement Form F-1 Filed January 6, 2022 File No. 333-258347

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Brookfield Business Corporation (“BBUC”) and Brookfield Business Partners L.P. (“BBU,” and together with BBUC, the “Registrants”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated January 24, 2022, relating to Amendment No. 3 to the Registration Statement on Form F-1 (Registration Nos. 333-258347 and 333-258347-01) of the Registrants filed with the Commission on January 6, 2022 (the “Registration Statement”). Amendment No. 4 to the Registration Statement on Form F-1 (“Amendment No. 3”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Registrants have revised the Registration Statement to update other disclosures. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 4.

U.S. Securities and Exchange Commission

February 3, 2022

Amendment No. 3 to Form F-1 Filed January 6, 2022

Dividend Policy, page 75

1.	We note your revised disclosure in response to prior comment 1. It appears that your disclosure, specifically that "the company intends to pay dividends per exchangeable share that are identical to the distribution on each unit," continues to set an expectation of an estimated dividend. Additionally, it seems that your assertion that investors will receive a 50% increase in distributions would require you to increase total cash outflows for distributions by 50%. Please expand your disclosure to include support for your reasonable basis, or revise disclosure of your expected dividends accordingly. Please apply this comment throughout your filing on a consistent basis, including but not limited to disclosures on pages 11, 13, 14, 19, 23 and 73.

The Registrants acknowledge the Staff’s comment and have revised the disclosure throughout Amendment No. 4 to remove references to an expectation of an estimated dividend.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Non-IFRS Measures, page 109

2.	We note from your response to comment 2 that the caption "Legal provisions, provisions and write-offs for bad debts, and other" included in "Other income (expense), net" in your reconciliation of Adjusted Net Operating Income totaled $19 million and $144 million for the 9-month period ended September 30, 2021 and for the year ended December 31, 2020, respectively. Please revise disclosure in future filings to clarify why you feel that making an adjustment to exclude legal provisions, provisions and write-offs for bad debts from Adjusted Net Operating Income is appropriate. Your revised disclosure should address the nature of these provisions and write-offs of bad debts and why, if it is the case, that you do not view these expenses to be normal and recurring expenses of your businesses. Refer to question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

The Registrants acknowledge the Staff’s comment and have revised the disclosure throughout Amendment No. 4 to delete references to total Adjusted Net Operating Income as a non-IFRS measure.

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U.S. Securities and Exchange Commission

February 3, 2022

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 880-6363.

Sincerely,

TORYS LLP

/s/ Mile T. Kurta
Mile T. Kurta

cc:

Cyrus Madon, Chief Executive Officer

Jaspreet Dehl, Chief Financial Officer

Brookfield Business Corporation and Brookfield Business Partners L.P.